UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Bank of Marin Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

063425102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Gregory G. Kelly, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States; California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,098,255
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,098,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,098,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

Trust/IN

2

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Stephen Fleming, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States; California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,098,255
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,098,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,098,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

Trust/IN

3

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Scott G. Nichols, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States; California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,098,255
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,098,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,098,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

Trust/IN

4

CUSIP No. 063425102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 10, 2021, the Jon S. Kelly Administrative Trust, Shawn Devlin and Riley Gardner (collectively, the “Kelly Trust Parties”) and the Issuer entered into an agreement (the “Agreement”) under which Sanjiv Sanghvi has been added to the Issuer’s Board of Directors (the “Board”) and will be included in the Issuer’s slate of directors for election to the Board at the upcoming 2021 annual meeting of shareholders (“2021 Annual Meeting”). Pursuant to the Agreement, the Issuer has agreed to immediately appoint Mr. Sanghvi to the Board and include Mr. Sanghvi as a nominee on its slate of director candidates to be nominated by the Board for election at the 2021 Annual Meeting. The 2021 Annual Meeting was previously scheduled for May 11, 2021, but has been rescheduled for June 29, 2021. In connection with the Agreement, the Kelly Trust Parties have agreed to withdraw the nominations of Messrs. Sanghvi and Peter Luchetti in consideration for Mr. Sanghvi being voluntarily added to the Board prior to the 2021 Annual Meeting. In connection with the Agreement, Mr. Sanghvi will also be appointed to the Compensation and Nominating & Governance Committees of the Board. The Agreement also requires the Issuer to ensure that its size is no greater than twelve (12) board members at the time the 2022 annual meeting of shareholders (“2022 Annual Meeting”) is held.

During the Restricted Period (as defined in the Agreement), the Kelly Trust Parties will have the right to replace Mr. Sanghvi if he is no longer able to serve as a director of the Issuer, subject to certain ownership minimums. Also during the Restricted Period, the Kelly Trust Parties (a) have agreed to vote for the Board’s proposed nominees for director and against any other shareholder nominations and (b) will be subject to certain ownership limitations and customary standstill restrictions. The Issuer also agreed to reimburse the Kelly Trust Parties for certain out of pocket expenses related to the Agreement in an amount not to exceed $60 thousand.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 10, 2021, the Kelly Trust Parties and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Cooperation Agreement, dated May 10, 2021 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2021).

5

CUSIP No. 063425102

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2021	JON S. KELLY ADMINISTRATIVE TRUST

/s/ Gregory G. Kelly
Gregory G. Kelly, Individually and as Co-Trustee

/s/ Stephen Fleming
Stephen Fleming, Individually and as Co-Trustee

/s/ Scott G. Nichols
Scott G. Nichols, Individually and as Co-Trustee

6